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GRUPO CASA SABA, S.A.B. DE C.V.

The following is a summary of the Material Corporate Restructuring Report (Declaracion de Informacion sobre Reestructura Societaria ‑ the "Report") dated and filed on June 22, 2010 by Grupo Casa Saba, S.A.B. de C.V. ("Grupo Casa Saba" or the "Company") in the Mexican Stock Exchange (Bolsa Mexicana de Valores ‑ "BMV") and the Mexican Banking and Securities Commission (Comision Nacional Bancaria y de Valores), in accordance with article 35 of the General Rules Applicable to Securities Issuers and other Participants in the Stock Market, with respect to the transaction described herein. A complete version of the Report in Spanish is available at Grupo Casa Saba's web site (www.casasaba.com) and at the BMV's web site (www.bmv.com.mx). Any clarification regarding this document may be directed to Sandra Yatsko, telephone: (55) 5284-6672, email: syatsko@casasaba.com

I. GLOSSARY OF TERMS AND DEFINITIONS

Unless otherwise indicated, all references to the following terms contained in this Report can be understood as defined below. All definitions apply to both the singular and plural tenses of the defined term.
"Acquisition"	Please consult the cover page of this document for the meaning of this term.
"ADR's"	American Depositary Receipts - Ordinary shares that are listed on the NYSE
"Exchange" or"BMV"	Bolsa Mexicana de Valores, S.A.B. de C.V.(Mexican Stock Exchange)
"Casa Saba Chile"	Casa Saba Chile SpA
"CFC"	Comision Federal de Competencia (Federal Antitrust Commission)
"Chile"	Republic of Chile
"Circular Única"	General Rules Applicable to Securities Issuers and other Participants in the Stock Market, published in the Diario Oficial de la Federacion on March 19, 2003, as well as the subsequent resolutions that have modified these General Rules.
"CNBV"	Comision Nacional Bancaria y de Valores (National Banking and Securities Market Commission)
"Dollars"	Legal currency of the United States of America (USA)
"USA"	United States of America
"Farmacias Benavides"	Farmacias Benavides, S.A.B. de C.V.
"FASA"	Farmacias Ahumada, S.A.
"Grupo Casa Saba" or the "Company"	Grupo Casa Saba, S.A.B. de C.V.
"Inversiones GCS"	Inversiones GCS Limitada
"LMV"	Ley del Mercado de Valores (Securities Market Law)
"Mexico"	United States of Mexico
"NYSE"	New York Stock Exchange
"Peru"	Republic of Peru
"Pesos" or "$"	Legal currency of Mexico
"Annual Report"	Grupo Casa Saba's annual report for the fiscal year ended on December 31, 2008, which was presented to the CNBV and the BMV in accordance with the Circular Única. You may review this document on either of the following web pages: : www.casasaba.com and/or www.bmv.com.mx
"Quarterly Report"	Grupo Casa Saba's quarterly earnings report for the quarter ended on March 31, 2010, which was presented to the CNBV and the BMV in accordance with the Circular Única.This document may be consulted on either of the following websites: www.casasaba.com and/or www.bmv.com.mx
"Report"	This Report regarding the Corporate Restructuring, written by Grupo Casa Saba in accordance with Article 35 and Appendix P of the Circular Única.

II. EXECUTIVE SUMMARY

This summary includes a brief description of the most relevant aspects of the Acquisition, and is not intended to contain all of the information that could be relevant.Therefore, it should be complemented with more detailed information and the financial information included in other sections of this Report, as well as Grupo Casa Saba's Annual Report and its Quarterly Earnings Report, both of which can be found on the Company's website: www.casasaba.com and/or on the Mexican Stock Exchange website: www.bmv.com.mx.

2.1 Brief description of Grupo Casa Saba

Grupo Casa Saba (previously Casa Autrey), was founded in 1892.Today it is a company that provides health-related services that range from the purchasing, distribution and sale of pharmaceutical, health, beauty, personal care and consumer goods, general merchandise and publications to specialized treatment and outpatient and/or short-stay surgery, with operations in Mexico and Brazil. In Grupo Casa Saba, we seek to satisfy the expectations and needs of our clients, providers and shareholders. With more than 115 years of experience in the Mexican market, the Company distributes to the majority of pharmacies and convenience stores as well as other specialized channels throughout the country.

In order to serve these clients, Grupo Casa Saba has 22 distribution centers that comprise over 100,000m2 of warehouse space and that are strategically located throughout the Mexican territory.From these centers, we deliver approximately 15,000 products from over 400 suppliers to more than 22,000 clients each day. Our technology and extensive distribution network enables us to make deliveries anywhere in the country in less than 12 hours.

Grupo Casa Saba's headquarters are located at: Avenida Paseo de la Reforma 215, Colonia Lomas de Chapultepec, 11000, Mexico City, Mexico.For a complete description of the business and Grupo Casa Saba's operations, please consult the company's Annual and Quarterly Earnings Reports.

2.2 Brief description of FASA

FASA is a company incorporated under Chilean law that's stock are listed on the Santiago Stock Exchange.

FASA has a network of pharmacies in Chile, Mexico (Farmacias Benavides) and Peru. For information related to the description of FASA's business, please consult the company's Annual Report located on its website: www.fasa.cl.

2.3 Brief description of Inversiones GCS

As part of the Acquisition process, the Company is in the process of incorporating a Corporation and a limited partnership , both of which will be incorporated under the laws of Chile. The Company will own 100% of the shares representative of the capital stock of the corporation to be incorporated in Chile, corporation that will be a holding corporation. Consequently, the corporation to the incorporated, will own approximately 99% of the partnership interests of the limited partnership to be incorporated in Chile. The limited partnership will be named Inversiones GCS Limitada and will be the one to acquire FASA's shares in the Acquisition.

2.4 Most Relevant Aspects of the Acquisition

As was explained in the Company's press release dated May 18, 2010, on May 17, 2010 the Company signed the Promise to Purchase Agreement, by which Grupo Casa Saba is obligated to carry out a tender offer on the Santiago Stock Exchange, in Chile, for all of FASA's outstanding shares of capital stock once it has obtained the necessary corporate and governmental authorizations.In order for such tender offer to take place, Grupo Casa Saba would need to acquire at least 50% plus one shares of FASA's outstanding shares through the cited tender offer.In addition, under the Promise to Purchase Agreement, FASA's shareholders are obligated to sell all of FASA's outstanding shares of capital stock of which they are owners, which as of today represents approximately 37.4% (thirty-seven point four percent).

FASA owns approximately 95.62% (ninety-five point sixty-two percent) of the outstanding shares of the capital stock of Farmacias Benavides.Therefore, as a result of the acquisition of FASA's shares, Grupo Casa Saba would indirectly acquire a controlling share in Farmacias Benavides.

The Acquisition will significantly increase Grupo Casa Saba's income and position its retail pharmacy division in cities where it did not previously have coverage and increase its presence in cities where it previously had a minor presence.In addition, the Acquisition will consolidate the pharmaceutical industry sector, resulting in increased competition and a better level of service for the clients.The synergies and economies of scale that Grupo Casa Saba hopes to obtain through this Acquisition include but are not limited to: operating efficiencies, a greater supply and penetration of product for the clients as well as savings in terms of administrative and sales expenses.

In order to complete the Acquisition, Grupo Casa Saba will obtain financing from two Mexican financial institutions.Please see the section entitled "Detailed Information Regarding the Acquisition - Financing Sources and Expenses" in this document.

III.DETAILED INFORMATION OF THE ACQUISITION

3.1 Detailed Description of the Acquisition

On May 17, 2010 the Company signed a Promise to Purchase Agreement.The completion of the operations established in the Promise to Purchase Agreement is subject, among other things, to the following conditions: (i) the approval of the relative operations of the Acquisition by Grupo Casa Saba's general shareholders' meeting in accordance with Article 47 of the LMV; (ii) the approval of the CFC.

Once these conditions to which the Promise to Purchase Agreement is subject to have been met, Grupo Casa Saba, through a subsidiary that it will incorporate under Chilean law, will indirectly conduct a tender offer to acquire all of FASA's outstanding shares on the Santiago Stock Market. The offering will be subject to, among other acts, that at least 50% plus one of the outstanding shares of FASA form a part of said tender offer.

FASA is a company incorporated under Chilean law that's stock is listed on the Santiago Stock Exchange. FASA has a network of pharmacies in Chile, Mexico and Peru.The company's primary activity is the sale of pharmaceutical products, both directly and indirectly, through one or more of its subsidiaries, including Farmacias Benavides, a duly incorporated company that is a legally formed and existing company under Mexican law. As a result of the Acquisition, Grupo Casa Saba will indirectly acquire 95.62% (ninety-five point sixty-two percent) of the outstanding shares of Farmacias Benavides.

The acquisition price for 50% plus one of the outstanding shares of FASA's capital stock will be equal to or greater than $1,642 Chilean pesos per share of FASA.This includes the assumption of net debt that, as of March 31st was USD$162 million.

On June 21, 2010, it was called to a general shareholders' meeting of Grupo Casa Saba, will take place on July 20, 2010. The purpose of the meeting is to approve, among other issues, the operations related to the Acquisition.Said call was published in "El Financiero", which is distributed in Mexico City, on June 21, 2010 and, on such same date, was also presented to the BMV through Emisnet.

The sales process of FASA's shares will take place through a private tender offer. The Company had limited access to FASA's and its subsidiaries' legal, financial and accounting information.

3.2 Objectives of the Acquisition

The objective of the Acquisition is to create value for Grupo Casa Saba's shareholders though the projected benefits of the synergies that will be created.These synergies will provide added strength to the Company by significantly increasing its size as the main distributor and vendor of pharmaceutical, health, beauty, personal care and general consumption products and giving it a larger national presence.

The Company also seeks to reinforce its regional growth strategy though a proved and wide multi-country platform, that it also has the necessary corporate and system capacities to integrate efficiently the operations of Grupo Casa Saba in Mexico and Brazil.

In Mexico, the Company plans to offer pharmaceutical products as well as health, beauty care and general merchandise products at competitive prices while providing excellent service to its clients. This product offering will exist not only in the larger Mexican cities, but also in smaller cities and rural populations, thus benefiting regions that today do not have access to a wide range of these products at competitive prices.

In Latin America, the Company seeks to integrate the experience that it has accumulated in Mexico as one of the leading Mexican distributors of pharmaceutical products with FASA's knowledge as one of the leading participants in the pharmacy segment in various countries.As a result, the Company hopes to offer consumers high quality service and a wide range of products at competitive prices at its points-of-sale.

In addition, the Acquisition also represents a competitive advantage for Grupo Casa Saba's pharmacy division in that it does not currently have significant operations in the cities where Farmacias Benavides is located.Therefore, these new locations will provide multiple strategic benefits.

3.3 Financing Sources and Expenses

The sales price for the Acquisition will be paid entirely with resources that the Company will obtain for this purpose from two Mexican financial institutions.

Subject to the negotiation of the final financing documentation, Grupo Casa Saba estimates that the financing from one of the financial institutions will be for up to $5,904,000,000.00 (Five thousand nine hundred and four million Pesos and 00/100) and up to the equivalent amount in Pesos for USD$200,000,000.00 (Two hundred million Dollars and 00/100). In addition, the financing that a second Mexican financial institution will give to Grupo Casa Saba will be for approximately $1,950,000,000.00 (One thousand nine hundred and fifty million Pesos 00/100), which would be mainly used to prepay certain credit liabilities that the Company has.

Grupo Casa Saba will incur certain expenses as a result of the Acquisition, including but not limited to, legal, accounting and financial fees for its advisors.

3.4 Approval Date of the Acquisition

As was previously mentioned, the Acquisition is subject to various authorizations and no objections.

On June 21, 2010, it was called to a general shareholders' meeting of Grupo Casa Saba that will take place on July 20, 2010. The purpose of the meeting is to approve, among other issues, the operations related to the Acquisition. Said announcement was published in "El Financiero", which is distributed in Mexico City, on June 21, 2010 and, on such same date, was also presented to the BMV through Emisnet.

IV. INFORMATION CONCERNING THE PARTIES INVOLVED IN THE ACQUISITION.

4.1. Grupo Casa Saba

4.1.1Company Name

Grupo Casa Saba, S.A.B. de C.V.

4.1.2 Description of the business.

For information related to the description of Grupo Casa Saba's business, please consult the Annual and Quarterly Earnings Results Report.

4.1.3 Description of the evolution of Grupo Casa Saba during the last year.

In terms of the Company's evolution, including the events that took place within the last year, please consult the quarterly earnings reports and the Noteworthy Events that the Company has published during 2009 and 2010, which are available on either of the following websites: www.casasaba.com y www.bmv.com.mx.

4.1.4 Stockholders' Equity Structure

For information related to the description of Grupo Casa Saba's Capital Structure, please consult the Annual and Quarterly Earnings Results Reports.

4.1.5 Relevant Changes to Grupo Casa Saba's Financial Statements.

Please see Appendix "E" of the Report for Grupo Casa Saba's Quarterly Earnings Results Report.To date, the Company has not had any relevant changes to report.

4.2 FASA

4.2.1 Company Name

Farmacias Ahumada, S.A.

4.2.2 Description of the business

FASA is a company incorporated under Chilean law that's stock is listed on the Santiago Stock Exchange.FASA has a network of pharmacies in Chile, Mexico (Farmacias Benavides) and Peru.

For information related to the description of FASA's business, please consult the company's Annual Report located on its website: www.fasa.cl.

4.2.3 Description of the evolution of FASA during the last year.

For information related to FASA's evolution, including the events that took place within the last year, please consult the quarterly earnings results reports as well as the additional information that is available on the company's website: www.fasa.cl.

4.2.4 Stockholders' Equity Structure

For information related to FASA's Capital Structure, please consult the company's Annual Report which is available on its website: www.fasa.cl.

FASA is a company incorporated under Chilean law that's stock is listed on the Chilean Stock Exchange under ticker symbol "FASA."The information regarding FASA that is available to the public can be consulted on the above-mentioned website or at: www.bolsadesantiago.com.

4.2.5 Relevant Changes to FASA's Financial Statements.

Please consult the information available on the company's website: www.fasa.cl. for any significant changes to FASA's financial statements, should they exist, since it's last annual report.

4.3 INVERSIONES GCS

As part of the Acquisition process, the Company is in the process of incorporating a Corporation and a limited partnership, both of which will be incorporated under the laws of Chile. The Company will own 100% of the shares representative of the capital stock of the corporation to be incorporated in Chile, corporation that will be a holding corporation. Consequently, the corporation to the incorporated, will own approximately 99% of the partnership interests of the limited partnership to be incorporated in Chile. The limited partnership will be named Inversiones GCS Limitada and will be the one to acquire FASA's shares in the Acquisition.

Below is an organizational chart that explains the Capital Structure that would be implemented based on the incorporation of said companies in Chile.

Grupo Casa Saba
100%

Casa Saba Chile
99%

1% Inversiones GCS

V. RISK FACTORS.

The Company has identified the following risk factors related to the Acquisition that could have a significant effect on its development and profitability and influence the price of Grupo Casa Saba's outstanding shares.Additionally, the risk factors listed in the Annual Report should be considered with respect to Grupo Casa Saba and the industry.This report can be found on the Company's website: www.casasaba.com and on the BMV's site www.bmv.com.mx. Finally, the possibility exists that Grupo Casa Saba could be affected by other unknown risks or risks that are not currently considered to be significant.

The lack of integration between FASA and Grupo Casa Saba's operations could have an adverse effect on the projected results for the Acquisition.

Once the Acquisition has been completed, Grupo Casa Saba will have to implement an integration plan for FASA's and its subsidiaries' operations.The success or failure of the projected results for the Acquisition will depend on Grupo Casa Saba's capacity to integrate FASA's operations and to maintain its own operations at the same time.In addition, the accounting, financial and commercial practices utilized by FASA to carry out its commercial operations differ from the practices used by Grupo Casa Saba. Therefore, the Company will have to implement the practices that it has historically used to operate its business and with its clients for FASA's operations.The failure to successfully integrate FASA and its subsidiaries' operations with those of Grupo Casa Saba could have an adverse and significant affect on its operations, financial situation and results.

The Possibility of having insufficient administrative, operative or financial resources to implement the Acquisition.

Once the Acquisition has been completed, Grupo Casa Saba will have to continue investing in technological, human and administrative resources in order to continue to grow.The development of Grupo Casa Saba and FASA's business, the display and the expansion of the respective operating networks, the services and the client base require important capital investments.These investments, together with the related operating expenses, will continue to have a significant impact on Grupo Casa Saba's cash flow and earnings.The Company's results could be negatively affected in the event that these growth, financial, administrative and operative goals are not met.

The loss of key FASA executives could affect Grupo Casa Saba's operations

The integration of FASA's administration and its operations with that of Grupo Casa Saba depend, in large part, on the participation of a number of key FASA executives. In virtue of the fact that these individuals have an in-depth understanding of the administration and the operation of the business and that they have a large amount of experience in the industry, Grupo Casa Saba believes that the projected results of the Acquisition will largely depend on the efforts of these people. Therefore, the loss of some of their services in the short-term, for any reason, could have a significant effect on Grupo Casa Saba's operations and results.

Delays in completing the Acquisition could reduce the projected results of the Acquisition.

Among other issues, the final and definitive closure of the Acquisition depends on certain definitive approvals from the regulative authorities.Therefore, a delay in any of the approvals required by law would generate higher expenses and increase the amount of time it would take to implement the Acquisition.This could significantly reduce the projected results of the Acquisition.

If Grupo Casa Saba does not complete the Acquisition, Grupo Casa Saba would be obliged to pay a substantial penalty.

The Promise to Purchase Agreement sets forth dispositions by which Grupo Casa Saba is obliged to pay to the promissory sellers a penalty if Grupo Casa Saba does not complete the Acquisition within the first three weeks of September this year. The amount of the penalty is substantial and amounts to approximately USD$50,000,000.00 Dollars.

Dependence on providers to efficiently implement the Acquisition.

FASA and its subsidiaries have depended in large part on certain providers to carry out its operations.If said providers fail to respect certain existing agreements and stop providing their services, FASA's operations and those of its subsidiaries could be substantially reduced.This would have an adverse effect on the projected results of the Acquisition.

The Company's Structure and Restrictions Regarding Dividends.

According to Mexican law, Grupo Casa Saba can only pay dividends based on its financial statements.The amount of said dividends should be approved by the shareholders meeting and all of the losses from previous years should be paid or absorbed in their entirety and all of the reserves should be duly incorporated and registered. Since the Acquisition could generate higher expenses, the possibility exists that, as a result of the Acquisition, Grupo Casa Saba may not pay out dividends in the immediate future.

In connection with the Acquisition, the Company will incur a significant amount of debt, which may result in an adverse effect on the price of the shares and will have as a result that the Company incurs significant interest costs.

For purposes of completing the Acquisition, the Company will incur significant amounts of financing, which may have an adverse effect on the price of the outstanding shares of Grupo Casa Saba. Such financing could, likewise, have important consequences to the Company, including an increase in the costs for interests. The agreement that will document the financing will have different covenants that, among others, will restrict the Company's ability to incur additional debt, carry out capital expenditures and maintain financial ratios. As a consequence of the above, the ability of the Company to pay dividends, finance acquisitions and perform investments and keep flexibility in the performance of its business, may be limited significantly. This could have an adverse and significant effect on the financial situation and results of the Company.

As a result of the execution of the Promise to Purchase Agreement and the financings to the executed, we could face an exchange rate risk against the Chilean peso, legal official currency of Chile, due to the fact that the financings to complete the Acquisition will be in Pesos and in Dollars and the payment of the purchase price of the Acquisition will be in Chilean Pesos. Additionally, to cover our position in foreign currency, the Company has appeal to the execution of forward agreements.

Likewise, once the Acquisition is completed, the significant devaluation or depreciation of the currencies in which the Company operates could also have an instability in the international currency markets and limit the ability of the Company to transfer or convert such currencies into Dollars or other currencies in order to pay in time the principal of the financing and the interest accrued thereon.

Information Regarding Estimates and Associated Risks

The information included in this Report reflects the perception of Grupo Casa Saba in connection with future events and may contain information related to financial results, economic positions, tendencies and uncertain facts. The words "believe", "expect", "deem", "consider", "foresee", "plan" and other similar words or expressions, identify such projections or approximations. In evaluating such projections or approximations, the shareholders should take into consideration the risk factors described in this sections and other disclosure contained in this Report or in any other document published in connection with the Acquisition. Such risk factors and projections described the circumstances that may produce that the real results differ significantly from the expected ones.

VI. SELECT FINANCIAL INFORMATION

Select financial information that is considered to be important in terms of the Acquisition is provided below:

Balance Sheet
As of March 31, 2010
Figures expressed in thousands of Mexican pesos

	Standalone	Pro-Forma Adjustment	Pro-Forma Figures (Grupo Casa Saba & Fasa)

Current Assets
Cash and Temporary Investments	501,513	455,745	957,258
Accounts Receivable	7,653,970	548,493	8,202,463
Inventories	4,117,365	2,729,680	6,847,045
Other Current Assets	99,943	303,296	403,239
Total Current Assetsb	12,372,791	4,037,214	16,410,005

Property, Plant & Equipment	1,314,405	2,466,808	3,781,213
Goodwill	1,619,842	4,508,747	6,128,589
Intangible Assets	0	1,407,486	1,407,486
Other Assets	209,658	495,277	704,935
Total Assets	15,516,696	12,915,531	28,432,227

Current Liabilities
Short-Term Debt	1,638,413	5,902,063	7,540,476
Accounts Payable	4,574,562	4,402,475	8,977,037
Other Current Liabilities	455,578	143,132	598,710
Total Current Liabilitiesb	6,668,553	10,447,670	17,116,223

Long-Term Debt	841,177	2,106,887	2,948,064
Other Liabilities	422,025	80,158	502,183
Total Liabilities	7,931,755	12,634,716	20,566,471

Shareholders' Equity	7,584,940	280,816	7,865,756

Income Statement
As of March 31, 2010
Figures expressed in thousands of Mexican pesos

	Standalone	Pro-Forma Adjustment	Pro-Forma Figures (Grupo Casa Saba & Fasa)

Net Sales	7,724,080	4,731,664	12,455,744
Cost of Sales	6,840,615	3,669,178	10,509,793
Gross Profit	883,465	1,062,486	1,945,951

Operating Expenses	563,718	996,952	1,560,670
Operating Income	319,747	65,534	385,281

Comprehensive Gain or Loss on Financing, Net	54,921	474,575	529,496
Other Income, Net	-6,967	-1,458	-8,425
Earnings Before Taxes	271,793	-407,584	-135,791

Income Tax	24,331	-116,989	-92,658
Net Income	247,462	-290,595	-43,133

Balance Sheet
As of December 31, 2009
Figures expressed in thousands of Mexican pesos

	Standalone	Pro-Forma Adjustment	Pro-Forma Figures (Grupo Casa Saba & Fasa)

Current Assets
Cash and Temporary Investments	609,837	416,602	1,026,439
Accounts Receivable	6,529,589	500,928	7,030,517
Inventories	5,463,461	3,128,858	8,592,319
Other Current Assets	81,573	282,514	364,087
Total Current Assets	12,684,460	4,328,901	17,013,361

Property, Plant & Equipment	1,328,326	2,609,137	3,937,463
Goodwill	1,601,290	5,169,968	6,771,258
Intangible Assets	0	1,423,648	1,423,648
Other Assets	271,130	529,225	800,355
Total Assets	15,885,206	14,060,880	29,946,086

Current Liabilities
Short-Term Debt	1,483,821	6,235,411	7,719,232
Accounts Payable	5,663,218	4,908,993	10,572,211
Other Current Liabilities	10,089	233,755	243,844
Total Current Liabilities	7,157,128	11,378,160	18,535,288

Long-Term Debt	891,644	2,138,053	3,029,697
Other Liabilities	422,025	89,446	511,471
Total Liabilities	8,470,797	13,605,659	22,076,456

Shareholders' Equity	7,414,408	455,222	7,869,630

Income Statement
As of December 31, 2009
Figures expressed in thousands of Mexican pesos

	Standalone	Pro-Forma Adjustment	Pro-Forma Figures (Grupo Casa Saba & Fasa)

Net Sales	29,818,049	21,413,685	51,231,734
Cost of Sales	26,537,360	16,715,875	43,253,235
Gross Profit	3,280,689	4,697,811	7,978,500

Operating Expenses	2,366,829	4,386,843	6,753,672
Operating Income	913,860	310,968	1,224,828

Comprehensive Gain or Loss on Financing, Net	252,191	697,554	949,745
Other Income, Net	-75,385	-47,963	-123,348
Earnings Before Taxes	737,054	-338,623	398,431

Income Tax	173,738	-126,283	47,455
Net Income	563,316	-212,340	350,976

Balance Sheet
As of December 31, 2008
Figures expressed in thousands of Mexican pesos

	Standalone	Pro-Forma Adjustment	Pro-Forma Figures (Grupo Casa Saba & Fasa)

Current Assets
Cash and Temporary Investments	606,552	766,591	1,373,143
Accounts Receivable	5,868,096	453,414	6,321,510
Inventories	5,154,466	2,849,366	8,003,832
Other Current Assets	62,317	299,344	361,661
Total Current Assets	11,691,431	4,368,715	16,060,146

Property, Plant & Equipment	1,404,985	2,717,095	4,122,080
Goodwill	1,305,227	3,880,582	5,185,809
Intangible Assets	0	1,413,521	1,413,521
Other Assets	194,424	592,725	787,149
Total Assets	14,596,067	12,972,639	27,568,706

Current Liabilities
Short-Term Debt	271,824	5,913,055	6,184,879
Accounts Payable	5,956,663	4,726,164	10,682,827
Other Current Liabilities	170,107	300,079	470,186
Total Current Liabilities	6,398,594	10,939,298	17,337,892

Long-Term Debt	1,053,000	1,953,014	3,006,014
Other Liabilities	534,711	80,327	615,038
Total Liabilities	7,986,305	12,972,639	20,958,944

Shareholders' Equity	6,609,761	0	6,609,761

Income Statement
As of December 31, 2008
Figures expressed in thousands of Mexican pesos

	Standalone	Pro-Forma Adjustment	Pro-Forma Figures (Grupo Casa Saba & Fasa)

Net Sales	28,400,059	19,134,120	47,534,179
Cost of Sales	25,334,471	14,998,233	40,332,704
Gross Profit	3,065,588	4,135,887	7,201,475

Operating Expenses	2,185,111	3,800,324	5,985,435
Operating Income	880,477	335,563	1,216,040

Comprehensive Gain or Loss on Financing, Net	171,689	778,762	950,451
Other Income, Net	-193,973	142,600	-51,373
Earnings Before Taxes	902,761	-585,800	316,961

Income Tax	303,844	-120,193	183,651
Net Income	598,917	-465,607	133,310

The financial information should be read in conjunction with the additional information contained in this Report, Management's Discussion and Analysis of the Company's Operating Results and Financial Situation and the Financial Statements, all of which can be found in the appendix of this Report, as well as with the notes to the pro-forma financial statements.

Grupo Casa Saba's pro-forma income statement and balance sheet for each of the years ended on December 31, 2008 and 2009 and the three-month period ended March 31, 2010; Grupo Casa Saba's Audited Financial Statements for each of the years ended on December 31, 2008 and 2009, and FASA's Financial Statements for each of the years ended on December 31, 2008 and 2009 and the three-month period ended March 31, 2010, which were attached to the Report filed before the BMV, can be found on the Company's website: www.casasaba.com.

VII. MANAGEMENTS' DISCUSSION AND ANALYSIS REGARDING THE COMPANY'S OPERATIVE RESULTS AND FINANCIAL SITUATION.

The following analysis has been completed with the intention of providing a better understanding of the financial results of Grupo Casa Saba and the pro-forma results that include the effects of the Acquisition on the financial statements. Figures may vary due to rounding.

i. Income Statement

Comparative analysis of the standalone and pro-forma financial statements as of December 31, 2008, December 31, 2009 and March 31, 2010

Net Sales

Total sales would have experienced growth of 67.4%, 71.8% and 61.3% as a results of the inclusion of $19,134,120, $21,413,685 and $4,731,664 generated by Fasa during the periods ended December 31, 2008, December 31, 2009 and the first three months of 2010, respectively. For those periods, sales of the Company related to the operations of Fasa would have represented 40.3%, 41.8% and 38.0% of the total sales.

Gross Profit

With the inclusion of the gross profit of Fasa during the periods ended December 31, 2008, 2009 and 3 months of 2010, the gross profit obtained by the Company would have reached $7,201,475, $7,978,500 and $1,945,951, implying figures of 134.9%, 143.2% and 120.3% above those of Grupo Casa Saba without the acquisition, respectively. In addition, the gross margin of Grupo Casa Saba would have been 15.2%, 15.6% and 15.6%--4.4, 4.6 and 4.2 percentage points higher than the reported figures in 2008, 2009 and the first three months of 2010, respectively. This is explained principally by the inclusion of the gross profit of Fasa, whose margin reached 21.6%, 21.9% and 22.5% for the 27 aforementioned periods - 10.8, 10.9 and 11.0 percentage points superior to the results of the Company.

Operating Expenses

Operating expenses as a percentage of sales during the periods ending December 31, 2008, December 31, 2009 and the first three months of 2010 would have been 12.6%, 13.2% and 12.5% respectively, superior to 7.7%, 7.9% and 7.3% without the Acquisition, respectively. This is due to the personnel and administrative expenses derived from Fasa's operations in Mexico, Chile and Peru that would have generated additional expenses.

Operating Income

Fasa's operating income during the periods ending December 31, 2008, December 31, 2009 and March 31, 2010 brought the Company's operating income to $1,216,040, $1,224,828 and $385,281, higher than the standalone value by 38.1%, 34.0% and 20.5%, respectively. Additionally, the operating margin of Grupo Casa Saba would have been 2.6%, 2.4% and 3.1%, 0.5, 0.7 and 1.0 percentage points lower than the figures reported in 2009, 2009 and the first three months of 2010, respectively. This is due to the inclusion of the operating income of Fasa, whose margin reached 1.8%, 1.5% and 1.4% for the 27 aforementioned periods, 0.8, 0.9 and 1.7 percentage points lower than those reported by the Company.

Comprehensive Loss on Financing

The change in this figure is primarily explained by the additional interest expense generated by the increase in financial debt, which was obtained for the payment of the acquisition and also by the cost of the financial liabilities of Fasa and the variations in the TIIE rate during these periods. The increase in these figures for the periods ending December 31, 2008, December 31, 2009 and March 31, 2010 would have been of $778,762, $697,554 and $474,575, respectively.

Taxes

The decrease in this figure corresponds primarily to the deduction of interest generated by the newly obtained debt.

Net Income

Upon the incorporation of Fasa's results into the pro-forma figures, net income at December 31, 2008 would have been $133,298, 77.7% lower than the standalone entity, as a result of the increase in interest paid that were not offset by the increase in operating income. The net margin would have been 0.3%, 1.8 percentage point lower than the figure registered by the Company during this period.

For 2009, the net income would have been $350,965, 37.7% lower than the standalone entity, due to the increase in interest paid, explained in the prior paragraph. The net margin would have been 0.7%, 1.2 percentage points lower than the figure registered by the Company during this period.

ii. Balance Sheet

Goodwill

The increase in this figure corresponds to the incorporation of the goodwill and intangibles of Fasa, corresponding in large part to Fasa's acquisition of Farmacias Benavides, in addition to the goodwill generated from the transaction for which this document was prepared.

Short Term Debt

The increase in this figure corresponds to the assumption of $450 million United States dollars of debt to finance this transaction.